December 20, 2024

Joseph F. Basile III
Chief Executive Officer
JFB Construction Holdings
1300 S. Dixie Highway, Suite B
Lantana, FL 33462

        Re: JFB Construction Holdings
            Amendment No. 1 to Registration Statement on Form S-1
            Filed December 10, 2024
            File No. 333-283106
Dear Joseph F. Basile III:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 26, 2024 letter.

Amendment No. 1 to Form S-1
Management's Discussion and Analysis of Financial Condition and Results of Operation
Current, contracted and prospective projects, page 33

1. We refer to your revised disclosure here. Please also revise to clarify, if true, that the projected profit amounts do not include other expenses, such as general expenses or depreciation expenses.
 December 20, 2024
Page 2
Note 4 - Business Segment Information, page F-11

2. We note your revisions and response to prior comment 2. Please disclose the amount of total assets for each reportable segment, or explain why such information is not disclosed in accordance with ASC 280-10-50-26.
Note 10 - Equity, page F-30

3. We note you issued 360,000 shares of common stock to Chartered Services for services valued at $360,000 and fully expensed in the period ended September 30,
       2024. Please tell us how you determined the accounting treatment for this share-based payment arrangement and the method of estimating the fair value of your common stock issued in July 2024. Please cite the applicable guidance in your response.

       Please contact Kellie Kim at 202-551-3129 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Dorrie Yale at 202-551-8776 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Gina Austin, Esq.